Exhibit 99.1

NewLead Holdings Ltd.

Announces the Resignation of Michail S. Zolotas as Chairman of the

Board of Directors and President and Chief Executive Officer

Hamilton, BERMUDA, October 25, 2016 - NewLead Holdings Ltd. (OTC: NEWLF) ("NewLead" or the "Company") announced today that Michail S. Zolotas has resigned from his role as Chairman of the Board of Directors and President and Chief Executive Officer of the Company for personal reasons, effective as of Wednesday, October 19, 2016. Mr. Zolotas remains the principal shareholder of NewLead.

Mr. Zolotas submitted his resignation to the Board of Directors as Chairman of the Board of Directors and President and Chief Executive Officer of the Company following recent developments in a strictly personal legal matter which is wholly unrelated to NewLead.

Mrs. Anna Zolota will assume the duties of the Chairman of the Board of Directors as well as of the President and Chief Executive Officer of NewLead. Mrs. Zolota joined the Company in 2009 as Senior Commercial Officer and Senior Insurance Officer, after ten years of experience in the shipping sector. Mrs. Zolota previously held the position of Vice President of the Commercial Department of NewLead.

Mrs. Zolota, stated: “NewLead will continue to reinforce its ability to operate in today’s challenging shipping market conditions. We will carry-on enhancing the Company’s platform to support NewLead’s growth, through a dedicated team of people who ensure the overall efficient performance of our vessels, capitalizing on long-standing relationships across the board while adapting to today’s difficult times for the global shipping industry.”

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of eight vessels, including three dry bulk and five bitumen tanker vessels. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWLF" on the OTC Pink marketplace. To learn more about NewLead Holdings Ltd., please visit NewLead’s website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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